Tidal ETF Trust 485BPOS

Exhibit (p)(vi)

Adasina Social Capital Code Of Ethics 2024

1.1 DESIGNATION OF ACCESS PERSONS

All owners, officers, all portfolio managers, all trade personnel, all research personnel, all client services personnel, and generally all employees of the Firm are considered Access Persons of the Firm subject to these policies and procedures. Persons conducting business for another entity on the premises, that have access to the Firm’s client files or trading records, are also considered Access Persons of the Firm.

1.2 ETHICAL AND REPORTING OBLIGATIONS OF FIRM ACCESS PERSONS

All Access Persons are required at all times to comply with applicable state and federal securities laws and regulations and with the provisions of the Firm’s written supervisory policies and procedures and code of ethics. Any employee with knowledge of or suspicion of any facts evidencing a violation of state or federal securities laws or of the Firm’s policies and procedures or Code of Ethics is required immediately to report such knowledge or suspicion to the Chief Compliance Officer, or as appropriate to another member of the Firm’s senior management.

1.3 ACCESS PERSON TRADING

Access persons are subject to personal investment account trade reporting designed to ensure that no Firm client is disadvantaged in any respect by the personal investment transactions of an Access Person or his or her household member. Firm policy requires prior Chief Compliance Officer approval of all non-exempt personal trades, the Firm’s receipt of account statements for all personal investment accounts and specifically prohibits trading on the basis of inside information and trading ahead of client orders (front running).

1.4 ACCESS PERSONS AND INSIDER TRADING

It is Firm policy that no staff member may engage in insider trading, i.e. trade, either personally or on behalf of his or her Household Members or other third-party, on the basis of material non-public information. No staff member may communicate material non-public information to others. This policy applies to every principal and staff person, and extends to activities both within and outside of their duties at the Firm.

In making its investment decisions, Adasina compiles research and investment analyses and relies on information received from outside research sources and from securities issuers.

Information that staff should consider to be material and non-public includes, among other things, information about changes in dividend policies, earnings estimates, changes in previously released earnings estimates, manufacturing problems, executive turnover, significant merger or acquisition proposals, major litigation, liquidity problems, significant new products, services or contracts, or the cancellation of significant orders, products, services or contracts. Until made public, employees are precluded from trading on such information either for their personal accounts or on behalf of client accounts. Any determination of the material and/or non-public nature of a given piece of information is to be made by the Chief Compliance Officer at her sole discretion.

All information relating to the Firm’s activities, including investment analyses, investment recommendations, and proposed and actual trades for the Firm or its clients, is proprietary to the Firm and must be kept confidential except to the extent disclosure of the information is necessary to accomplish the business of the Firm and only to the extent that disclosure does not violate applicable law. Where such information is material, it should be considered non-public and employees are precluded from trading on the information or communicating it to others without the approval of the Chief Compliance Officer.

1.4.1 POTENTIAL SOURCES OF INSIDE INFORMATION:

The following are potential sources of information that the portfolio managers, trade staff and the Chief Compliance Officer monitor:

●	Principals, employees, or their family and friends, that hold senior management positions with or sit on the board of directors or advisory board of a public company or a company intending to go public;

●	Clients, or their family and friends, that hold senior management positions with or sit on the board of directors or advisory board of a public company or a company intending to go public; and

●	Other financial industry professionals who are friends/relatives of Firm personnel or clients.

1.4.2 RESTRICTED ACCESS TO MATERIAL NON-PUBLIC INFORMATION

The Chief Compliance Officer will employ additional procedures while the Firm is in possession of material non-public information, including, but not limited to:

●	Procedures for handling documents containing material non-public information, including prohibitions on removing them from the office, limiting copying and distribution within the office, keeping them off desktops and conference tables when not in use, shredding them on disposal, and other measures to protect sensitive documents from accidentally being read by anyone without a lawful need to know the information;

●	Restrictions on physical access to areas of the Firm where material non-public information may be discussed or stored, including locking file cabinets and doors and a system of visitor passes or other restrictions for non-employees on the premises;

●	Computer access security measures, such as passwords on files or limited access to terminals through which material non-public information can be obtained; and/or

●	Trading restrictions, including temporary Firm-wide moratoria on trading in the securities to which the material non-public information relates or management review of all employee trades in certain securities.

1.4.3 NO TRADING ON INSIDER INFORMATION

No trade may be executed if there is a possibility that the basis for the trade involves inside information. If staff believes that material and non-public information is in play or has questions as to whether the information is material and non-public, the trade must be reviewed and approved by the Chief Compliance Officer prior to execution. Staff should:

●	Report the desired trade immediately to the Chief Compliance Officer;

●	Not purchase or sell the securities until authorized by the Chief Compliance Officer; and

●	Not communicate, other than to the Chief Compliance Officer, the potential inside information either to persons inside or outside the Firm.

The Chief Compliance Officer makes the determination as to whether the trade is permissible and will inform the employee whether and when the trade may be executed.

1.4.4 RESPONSE TO POTENTIAL INSIDE INFORMATION

If any Adasina staff member believes that he or she may have come into possession of material non-public information, or believes the Firm’s activities may have accessed or generated material non-public information, the following steps should be taken:

●	Stop all trading in securities of the company that are the subject of the material non-public information, including trading on behalf of the Firm and its clients, and trading in the Access Person’s personal accounts. In addition, there should be no trades in securities of the company in question in the accounts of the staff member’s acquaintances or Household Members after the information is identified;

●	Stop recommending any transaction in any of the securities of the company in question to anyone, including clients of the Firm, other employees of the Firm and the employee’s own associates, friends or relatives. This prohibition includes making any comment about the company that could in any way be interpreted as a recommendation;

●	Do not discuss the material non-public information with anyone except as required by these policies and procedures and especially avoid referring to the information in hallways, elevators, stairways, restaurants, taxis or any other place where the conversation may be overheard;

●	Immediately inform the Chief Compliance Officer of all details of the situation, so that appropriate security procedures can be implemented Firm-wide; and

●	Direct all requests for information of third parties to the Chief Compliance Officer, who may contact the Firm’s legal counsel before determining how to proceed.

1.5 ACCESS PERSON TRADES REQUIRING PRE-APPROVAL

Access personnel and their Household Members must obtain approval from the Chief Compliance Officer for all personal securities transactions that are not otherwise exempted or prohibited. The Chief Compliance Officer’s personal trades are approved by a designee of the Chief Compliance Officer. Prior trade approval is documented on an Access Person Request for Trade Approval and/or the Firm’s trade blotter if executed through the Firm.

Access person trade approvals, once granted, are valid for 72 hours from the time of approval and expire if the trade is not executed in that time allotment. The following transactions require prior approval:

●	INITIAL PUBLIC OFFERINGS AND LIMITED (UNREGISTERED) OFFERINGS. No Access Persons may purchase any security in an initial public offering, unregistered limited offering or any “hot issue” in a follow-on offering without written approval of the Chief Compliance Officer.

●	SHORT-TERM TRADING. The Firm believes that personal short-term trading may increase the risk of problems arising under these policies and procedures. While the Firm leaves the extent of trading to an individual’s judgment, as is consistent with his or her objectives and past trading practices, short-term trading practices must be approved by the Chief Compliance Officer and will be periodically reviewed.

●	PRIVATE PLACEMENTS. A Notice Of Participation In Private Securities Transaction And Request For Approval must be submitted to and approved by the Chief Compliance Officer prior to acquiring any securities in a private placement.

●	TRADING IN JSTC. JSTC is treated as a restricted security and requires written approval for purchases exceeding the de minimis threshold of 1000 shares.

If during any two consecutive calendar quarters, an employee’s aggregate purchase or sale transactions exceed a cumulative amount of 5,000 shares, any subsequent transaction in JSTC during that period will no longer be regarded as a de minimis transaction and requires written approval from the Chief Compliance Officer prior to executing such a transaction.

1.6 SECURITIES EXEMPTED FROM REPORTING AND TRADE PRE-APPROVAL REQUIREMENTS

●	Direct obligations of the Government of the United States;

●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

●	Shares issued by money market funds;

●	Shares issued by open-end funds (other than reportable funds1); and

●	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, (none of which are reportable funds managed by the Firm); or

●	Purchases or sales for which the Chief Compliance Officer determines in her sole discretion that the potential for harm to clients is remote because the transactions would be very unlikely to affect market price or liquidity, or because they are not related economically to the securities to be purchased, sold or held by clients, and because they do not involve material non-public information

1.7 INVESTMENT ACCOUNTS EXEMPTED FROM REPORTING AND TRADE PRE-APPROVAL REQUIREMENTS

●	Securities held in accounts over which the Access Person or household member has no trading discretion or indirect influence or control (including “blind trusts”)

●	Purchases or sales pursuant to an automatic investment plan;

1 A “reportable fund” would be a fund for which the Firm served as the investment adviser or any fund whose investment adviser is an affiliate of the Firm.

●	Acquisitions of securities through stock dividends, dividend reinvestments, splits, reverse splits, mergers, consolidations, spin-offs, and other corporate reorganizations or distributions generally applicable to all holders of the same class of securities.

1.8 UNLESS EXEMPTED, NO UNREPORTED TRADING ACCOUNTS OR TRANSACTIONS

Access persons and their Household Members are required to identify to the Firm all investment accounts in which the Access Person has any beneficial ownership interest and all securities transactions therein. Except as provided herein, there are no exceptions to this requirement and any violation of this policy will establish grounds for discipline or termination.

1.9 ACCESS PERSON CERTIFICATIONS

Within 10 (ten) days of hire and within 15 (fifteen) days of each quarter-end thereafter, every Access Person must execute an Access Person Certification form that Identifies all personal investment accounts and certifies that they have read and agree to abide by the Firm’s Access Person trading policies and procedures and the Firm’s Code of Ethics.

1.9.1 INITIAL REPORTING OF SECURITIES HOLDINGS

New staff members that are designated as Access Persons are required to identify all personal securities holdings and accounts via an Initial Access Person Certification within 10 days of hire and the information provided must be current as of 45 days of hire. New personnel must also provide to the Chief Compliance Officer copies of a current statement for each of their individual investment accounts that include the following information:

●	The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit

●	The title and type of security, and as applicable the exchange ticker symbol or CUSIP number

●	The number of shares, and

●	The principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership.

To the extent an employee owns securities that are not reflected on a custodian/brokerage statement, the employee must indicate this on their Initial Access Person Certification, and provide the Chief Compliance Officer with any documentation deemed necessary to report such holdings.

1.9.2 QUARTERLY TRANSACTIONS REPORTING

Within fifteen (15) days of each quarter’s end, Access Personnel are required to report to the Chief Compliance Officer all personal securities holdings and transactions via a Quarterly Access Person Certification and supporting custodian/brokerage statements for each relevant investment account for each month of the relevant quarter. This policy covers accounts held in the name of another person or entity, but over which the Access Person has discretionary authority.

For each transaction, the custodian/brokerage statements must include:

●	Title and amount of the security traded;

●	As applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved

●	Date of the transaction;

●	Nature of the transaction (purchase or sale);

●	Price at which the trade was effected; and

●	Name of the broker-dealer or bank that executed the transaction.

For each holding, the custodian/brokerage statements must include:

●	The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit

●	The title and type of security, and as applicable the exchange ticker symbol or CUSIP number

●	The number of shares, and

●	The principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership.

To the extent an employee owns securities that are not reflected on a custodian/brokerage statement, the employee must indicate this on their Quarterly Access Person Certification, and provide the Chief Compliance Officer with any documentation deemed necessary to report such holdings.

Charles Schwab & Co., Inc. (“Charles Schwab”) serves as the primary custodian for the Firm’s managed accounts. To the extent an Access Person maintains a brokerage account with Charles Schwab under the Firm’s management, such Access Person is not required to provide monthly brokerage statements to fulfill their quarterly transaction reporting requirements. The firm will rely on reports and statements obtained directly from Charles Schwab for such accounts. For the avoidance of doubt, Access Persons who maintain custodian/brokerage accounts with firms other than Charles Schwab or with Charles Schwab, but which are not managed by Adasina, must submit monthly statements from their custodian/broker on a quarterly basis as required by this section of the Manual.

1.9.3 REVIEW OF ACCESS PERSON TRADING

The Chief Compliance Officer monitors all Access Persons’ personal securities transactions to safeguard against ethical violations (such as violations of Firm policies and procedures, conflicts of interest and insider trading) by reviewing Access Persons’ brokerage account statements. A designee of the Chief Compliance Officer reviews the brokerage account statements of the Chief Compliance Officer and their Household Members, if applicable. At least quarterly, the Chief Compliance Officer will verify each Access Person’s compliance with the Firms trading restrictions, pre-trade approval requirements, aggregation and timing requirements and Code of Ethics by reviewing all employee and household member brokerage statements and comparing them to:

●	Requests for trade approvals submitted by the employee; and

●	Relevant Personal Trading Blackout Periods.

1.10 RESTRICTED SECURITIES AND “BLACKOUT PERIODS”

1.10.1 Blackout Periods

The Firm’s Access Persons and persons associated with them, including Household Members, should not benefit from any price movement that may be caused by client transactions or the Firm’s recommendations regarding such securities, nor should any client transaction suffer any price movement that results from any Firm or staff transactions. The Firm will use reasonable diligence to determine whether the executed transactions of its personnel through their personal investment accounts and/or accounts over which the staff member has discretionary authority, will adversely affect the interests of the Firm or its clients.

In order to avoid an event in which a Client and an Adasina Access Person trade in the same security on the same day, Adasina’s Access Persons and their Household Members are restricted entirely from trading in their personal accounts during the Blackout Periods designated by the Compliance Team at the start of each calendar each year. If an Access Person or their Household Member wishes to trade any security during the Firm’s Blackout Periods, pre-approval for the trade is required.

1.11 VIOLATIONS OF FIRM ACCESS PERSON TRADING POLICIES AND PROCEDURES

Sanctions will be imposed for failure to follow these policies and procedures, including but not limited to:

●	Canceling of the offending trade(s);

●	Disgorgement when an employee inadvertently receives an execution which is better than that of a client;

●	Disgorgement is required when an employee trade constitutes a violation of the Firm’s Code of Ethics.

●	Termination of employment;

●	Reporting the failure to regulatory authorities.

●	In addition, the Firm may impose any other appropriate or required penalties.

1.12 OUTSIDE BUSINESS ACTIVITIES

The Firm’s Access Persons are required to avoid any outside activities, interests or relationships that either directly or indirectly conflict with or create the appearance of the existence of a conflict of interest with their ability to act in the best interests of the Firm and its clients. If a conflict of interest or the appearance of a conflict arises between the interests of the Firm or its clients and the interest of the staff member, the interests of the Firm and its clients will prevail. The determination as to the existence or appearance of a conflict is made by the Chief Compliance Officer at her sole discretion.

It is Firm policy that no staff member may accept employment or compensation from any other person as a result of any business activity, other than a passive investment, outside the scope of his or her relationship to the Firm, unless he or she has provided prompt written notice to the Firm and received authorization from the Chief Compliance Officer. Exempted from this requirement are private securities transactions for which the Access Person has provided written notice to the Firm, received authorization for and complied with all conditions set, if any.

The following are prohibited without the prior written consent of the Chief Compliance Officer:

●	Rebating, either directly or indirectly, to any person or entity any part of the compensation received from the Firm as a staff member;

●	Accepting, either directly or indirectly, from any person or entity, other than the Firm, compensation of any nature as a bonus, commission, fee gratuity or other consideration in connection with any transaction on behalf of the Firm or a client account;

●	Beneficially owning any security or having, either directly or indirectly, any financial interest in any other organization engaged in any securities, financial or related business, except for beneficial ownership of not more that 4.9% of the outstanding securities of any business that is publicly owned; and

●	Executing transactions in securities for which any employee (or household member) sits on the board of directors or any other committee of a publicly traded company.

●	No employee or their Household Members may serve as a director of any publicly- or privately-held company without prior approval by the Chief Compliance Officer

1.12.1 OUTSIDE BUSINESS ACTIVITIES MUST BE REPORTED BY EACH EMPLOYEE

on a Notice of Outside Business Activity and Request for Approval Form prior to engaging in such activity. Outside business activities which must be reviewed and approved in advance include:

●	Employment or contract services that are compensated by any other person or entity;

●	Participation in any other business including part-time, evening or weekend service;

●	Serving as an officer, director, partner, etc. in any for-profit entity;

●	Ownership of any non-publicly traded company; or

●	Paid public speaking or writing activities.

1.13 CONFLICTS OF INTEREST

1.13.1 ANNUAL REVIEW OF CONFLICTS OF INTEREST

The Firm and its Access Persons are fiduciaries to Firm clients. At least annually, as a part of the senior management risk assessment effort, the Firm’s principals review the Firm’s business practices to identify potential conflicts of interests between the interests of the Firm and the interests of its individual clients. All identified potential conflicts of interest are evaluated and to the greatest reasonable extent, eliminated or minimized. For unavoidable conflicts of interests, the Chief Compliance Officer will review the Firm’s investment advisory agreement, Form ADV Part 2, the Firm’s website and other marketing materials to ensure that all appropriate disclosures are made to clients and potential clients.

1.13.2 GENERAL EXAMPLES OF AREAS WHERE CONFLICTS COULD ARISE

●	Custody Arrangements

●	Outside Business Activities

●	Political Contributions

●	Side by Side Agreements

●	Trading

●	Referral/Solicitation Arrangements

●	Access Person Trading

●	Compensation Arrangements

●	Charging Performance Fees

●	Soft Dollar Arrangements

●	Revenue Sharing Arrangements

●	Cross Trading

●	Proprietary Product

1.13.3 RESOLUTION OF CONFLICTS THAT ARISE

If a conflict or the appearance of a conflict, between the interests of the Firm or its clients and the interest of staff arises, the staff member must immediately notify the Chief Compliance Officer who will take the matter under consideration, conduct any necessary investigation into the conflict or potential conflict and make a determination of what steps are to be taken. The interests of the Firm and its clients will prevail over the interests of the employee. The determination of all conflicts of interest is made by the Firm in its sole discretion. The Chief Compliance Officer will maintain records of all conflicts and potential conflicts identified, including the ultimate resolution of the conflict and the basis therefore.

1.14 STAFF COMMUNICATIONS

All staff communications with clients and third parties are subject to review by the Chief Compliance Officer and subject to applicable recordkeeping requirements. The Firm is obligated to maintain records of its communications to its clients, including, but not limited to investment advice and recommendations, records reflecting the receipt, disbursement or delivery of client securities or assets, and records documenting the execution of any trade. The Firm retains all communications related to clients and all trading activity.

1.14.1 REVIEW OF EMPLOYEE COMMUNICATIONS

All written correspondence related to the Firm’s business, and in particular client correspondence is subject to review by the Chief Compliance Officer. The Firm is required to maintain records of all staff correspondence relating to clients, client accounts, client account transactions and proprietary account transactions. In addition, the Firm is required to monitor employee trading activities and compliance with the Firm’s conflict of interest and insider trading policies and procedures. Consequently, it is Firm policy to archive and randomly review all employee communications, including email and other forms of electronic communication for compliance purposes. Such review, if any, may look for:

●	Undisclosed client complaints

●	Insider trading or selective disclosure

●	Distribution of marketing materials not conforming to the Advisers Act, the rules promulgated thereunder, or applicable no-action letters (e.g., Clover Capital)

●	Promissory claims or guarantee performance language

●	Suspicious emails from clients who may have had their email account hacked

●	Undisclosed matters requiring disclosure on an advisor’s U4

●	Breaches of non-public personal information or failure to follow privacy policies

●	Failure to place the client’s best interests first or other fiduciary failings

●	Conflicts of interest

●	Evidence of money laundering

Unless the Firm has subscribed to an instant messaging archiving service, staff are not permitted to communicate with clients or other third parties via instant messaging or other personal electronic messaging devices regarding any Firm business. All smart phones and other personal electronic messaging devices must be synchronized with the Firm’s email server to enable the retention of client and Firm correspondence. Staff is further admonished that they may not communicate with Firm clients regarding any Firm business via any personal, non-Firm email or instant messaging account.

The Firm has adopted an email archiving system for all email. Email is subject to review and storage by the Chief Compliance Officer regardless of its nature as personal or work related. Staff is advised that they should have no expectation of privacy regarding personal communications that are sent or received via their Firm email account.

1.15 PROSPECTIVE EMPLOYEE DUE DILIGENCE

The Chief Compliance Officer is responsible for reviewing the qualifications of all prospective professional-level staff members. A determination is made as to whether the applicant is, or has ever been subject to statutory disqualification under state or federal securities laws. In making the determinations to hire, she may rely on the information provided to the Firm by the applicant. If she determines that such information is inadequate, the Chief Compliance Officer will make an independent investigation of the applicant. Such investigation may include a background check by a consumer reporting agency, an online examination of the character, business reputation, qualifications and experience of the applicant, and a verification of all information submitted for the registration of such person. Investigation into whether the applicant is, or has ever been subject to statutory disqualification from employment in the industry is conducted.

1.15.1 REVIEW OF PRIOR INDUSTRY REGISTRATION FILINGS

If the prospective employee was previously a registered representative of a broker-dealer or a registered investment advisor representative, a pre-hire review of the applicant’s Forms U-4 /U-5 is conducted. Copies of candidate’s Forms U-4/U-5 are requested by the Chief Compliance Officer along with obtaining a written authorization from the candidate for the Firm to review these records.

1.15.2 DUE DILIGENCE INVESTIGATION OF PRIOR EMPLOYMENT

It is the policy of the Firm to contact each applicant’s employers (if possible and practical) for the prior two positions of employment. In the event complaints, investigations or actions were brought, the applicant may be given an opportunity to explain the reasons for and outcome of any such complaints, investigations and/or regulatory actions.

1.15.3 REGULATORY INVESTIGATION, DISCIPLINARY ENFORCEMENT, LITIGATION

Any staff member that becomes the subject of a regulatory investigation, disciplinary enforcement action or litigation, or is served with a subpoena, or becomes subject to any judgment, order or arrest, or is contacted by any regulatory authority must immediately inform the Chief Compliance Officer of such.

1.16 CONFIDENTIALITY OF CLIENT AND PROPRIETARY INFORMATION

Any information regarding advice that the Firm furnishes to client accounts, the identity of securities and other investments owned or being considered for purchase by or for any client account, all methods and strategies that the Firm currently uses or develops in the future to decide how or when to purchase and sell securities and other investments, and other proprietary data or information about the Firm or its clients is strictly confidential and a trade secret and may not be revealed to third parties, except as required for Firm business, or as approved by the Chief Compliance Officer.

Employees also may not disclose the identity, affairs or investments, or other client information, of any current, potential or former client to anyone outside of the Firm, except as authorized by the client or required in servicing the client (such as disclosure to a brokerage firm at which client account assets are held) or for the business of the Firm (such as disclosure to the Firm’s auditors and lawyers or as required by law).

All information described above is the property of the Firm. Disclosing any such information to any third-party, without the permission of the Chief Compliance Officer, will subject the employee to discipline or sanctions by the Firm at the Firm’s sole discretion, including fines, dismissal, suspension without pay, loss of employment compensation, loss of severance benefits, if any, demotion or other sanctions. This confidentiality obligation continues even after the termination of employment, and such information is considered trade secrets and may not be used by the employee after termination of employment.

1.16.1 MAINTAINING CONFIDENTIALITY OF PRIVATE AND PROPRIETARY INFORMATION

To protect the confidentiality of the Firm’s confidential and proprietary information and the confidentiality of clients’ and potential clients’ records, staff should take the following additional security precautions:

●	Documents containing confidential information may not be taken from the Firm’s offices, downloaded to an external drive, or emailed or otherwise shared externally for non-business purposes without the prior consent of the Chief Compliance Officer, and any copies removed from the Firm’s offices or computers must be promptly returned or permanently and securely deleted. Photocopies of confidential information may only be made as required, and all copies and originals of such documents must be disposed of in a way that keeps the information confidential. Electronic records containing confidential information must be stored, accessed and used exclusively within the Firm’s electronic storage. Employees are not permitted to download such records to any local drive or storage device, including any device provided by the Firm to the employee.

●	Physical access to any non-electronic confidential information must be limited by either locking or monitoring access to the offices and storage areas where such information is located.

●	Visitors to the Firm’s office shall be monitored and/or accompanied by a staff member.

At times, the Firm may enter into one or more agreements with third parties, pursuant to which the Firm may provide access to confidential information to those third parties. If this occurs, the Firm will protect the privacy of confidential information and include in such agreements provisions protecting confidential information to the extent required by law.

1.17 ENTERTAINMENT, GIFTS AND POLITICAL CONTRIBUTIONS

The giving or receiving of gifts or other items of value to or from persons doing business or seeking to do business with the Firm could be considered as a form of bribery, raise conflicts of interest or otherwise call into question the independence of the Firm’s judgment as a fiduciary to its clients. Accordingly, it is the policy of the Firm to permit such conduct only in accordance with the limitations stated herein. ALL GIFTS AND ENTERTAINMENT WITH A VALUE IN EXCESS OF $100 MUST BE REPORTED TO THE CHIEF COMPLIANCE OFFICER. Limited exceptions to these policies may be made with the written approval of the Chief Compliance Officer.

The Firm’s policies on gifts and entertainment are derived from industry practices. If there is any question about the appropriateness of any particular gift, employees should consult the Chief Compliance Officer. Under no circumstances may a gift to the Firm or any employee be received as any form of compensation for services provided by the Firm or employee. The Chief Compliance Officer reviews all reports or other documentation regarding employee expense reimbursement to monitor compliance with this policy, and maintains an Entertainment and Gift Log for each year.

Accepting Gifts. On occasion, because of an employee’s position with the Firm, the employee may be offered, or may receive, gifts or other forms of non-cash compensation from clients, brokers, vendors, or other persons not affiliated with the Firm. Under no circumstances may a gift to the Firm or any employee be received as any form of compensation for services provided by the Firm or employee. Extraordinary or extravagant gifts are not permissible and must be declined or returned, absent approval by the Chief Compliance Officer. Single or multiple gifts (including logoed promotional items with more than a nominal value) whose reasonable aggregate value is no more than $350 annually from a single giver may be accepted. Gifts of logoed promotional items with a nominal value (e.g., pens, mugs, tote bags etc.) may be accepted.

Accepting Meals and Entertainment. Employees may accept customary business lunches, dinners, or entertainment at which both the employee and the giver are present (e.g., sporting or cultural events). Extraordinary or extravagant entertainment events are not permissible and must be declined. All such meals and entertainment must be pre-approved by and/or reported to the Chief Compliance Officer.

Accepting Payments for Tuition or Fees to Conferences or Other Industry Events. [NOTE: No tuition or expenses for conferences or industry events should be accepted if to do so would violate the Firm’s soft dollar policies by falling outside the soft dollar “safe harbor”.] Employees may accept payments for tuition and expenses to conferences and other industry events as long as they are paid for by the sponsor of the event, they are held in an appropriate location, participation is not conditioned on meeting sales targets or other incentives and payments do not include expenses related to the employee’s spouse or other guests. All such payments for tuition for conferences and meetings must be pre-approved by and reported to the Chief Compliance Officer, or in the case of the Chief Compliance Officer’s participation, by another member of the Firm’s senior management.

Giving Gifts to Industry Professionals and Vendors. Gifts to any broker-dealer, other industry professional, vendor or other person may not be used to correct a trade error or to offset any amount otherwise due to the recipient. Employees may not give any gift(s) with an aggregate value in excess of $350 per year to any person associated with a securities or financial organization, including exchanges, broker-dealers or other investment management firms, or to members of the news media.

Giving Gifts to Clients and Prospective Clients. Gifts to a client may not be used to rebate or refund fees, compensate a trade error or offset any amount due to the client. Employees may not give clients any gift(s) with an aggregate value in excess of $350 per year. Employees may not give prospective clients gift(s) with an aggregate value in excess of $100 per year.

Providing Entertainment. Employees may provide reasonable (neither extraordinary nor extravagant) entertainment to clients or prospective clients provided that both the employee and the recipient are present and there is a business purpose for the entertainment.

Solicitation of Gifts. All solicitation of entertainment, gifts or gratuities from any client, broker-dealer, vendor or other person is unprofessional and is strictly prohibited.

Client Complaints. Individual employees may not make payments to or waive fees from clients to resolve a complaint. All such matters must be handled by the Chief Compliance Officer.

ERISA Considerations. The acceptance of any form of compensation (not limited to gifts, entertainment, soft dollar research or brokerage services, conference tuition, charitable contributions) may rise to the level of “third-party compensation” under the ERISA fiduciary rule. All such forms of compensation must be reported to and approved by the Chief Compliance Officer. Further, ERISA prohibits the acceptance of fees, kickbacks, gifts, loans, money, and anything of value that are given with the intent of influencing decision-making with respect to any employee benefit plan. The acceptance or offering of gifts, entertainment or other items may be viewed as influencing decision-making and therefore unlawful under ERISA. In addition, many public employee benefit plans are subject to similar restrictions. Employees should never offer gifts, entertainment or other favors for the purpose of influencing ERISA client or prospective client decision-making. Similarly, employees should not accept gifts, entertainment or other favors offered by others who wish to do business with the Firm or its ERISA clients.

Political Contributions (No “Pay to Play”). Portfolio managers entities (e.g., for government sponsored pension plans) by making political contributions to public officials of such public entities have compromised their fiduciary duty. Therefore, the Firm and its employees are prohibited from directly or through a third-party making political contributions (whether in the U.S. or to non-U.S. officials), in excess of $350 to any public official affiliated with a current or potential public entity client of the Firm for which the employee is eligible to vote and/or in excess of $150 if for a public official for which the employee is not eligible to vote. Political contributions include payments to political action committees, political parties, inauguration/transition committees and to foundations or other charitable organizations associated with the public official.

All political contributions made by any Firm employee, regardless of amount or jurisdiction of the recipient, must be submitted to and approved by the CCO prior to making the contribution. Employees must use the Political Contribution Pre-Approval Form for such requests. The Chief Compliance Officer shall review all reports of political contributions upon receipt to determine potential conflicts of interest and compliance with this Manual. Political contributions made by the Chief Compliance Officer are reviewed by her designee.

1.18 WHISTLEBLOWER PROCEDURES ANTI-RETALIATION

Adasina will not retaliate or in any other way discriminate against any employee (whistleblower) that, whether at the initiative of the employee or in the ordinary course of the duties of the employee, has reported to or otherwise provided information to any governmental inquiry or judicial proceeding regarding any violation of state, federal or international law or objected to, or refused to participate in, any task that the employee reasonably believes to be in violation of any state, federal or international law or the Firm’s fiduciary duties to its clients.

1.18.1 REPORTING PROCEDURE

The Firm has an open-door policy and encourages Access Persons to share their questions, concerns, suggestions or complaints with the Chief Compliance Officer. If a staff person is not comfortable reporting to the Chief Compliance Officer or the matter relates to the Chief Compliance Officer, the Access Person may report the matter to a member of senior management. If the Access Person is not satisfied with the Chief Compliance Officer’s or senior management’s response, the Access Person is encouraged to speak with the with the Firm’s outside corporate counsel, Wendy Phillippay of Best Practices Consulting Group, 19201 Sonoma Highway, No. 162

Sonoma, CA 95476, PHONE 707-939-3531, EMAIL bestpracticesgroup@hotmail.com, who has the authority to investigate all reported complaints of potential violations of federal or state law or the Firm’s fiduciary duty to its clients.

1.18.2 CONFIDENTIALITY

Violations or suspected violations may be submitted on a confidential basis by the whistleblower. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

1.18.3 HANDLING OF REPORTED VIOLATIONS

The Firm’s Chief Compliance Officer or outside counsel will notify the person who submitted a complaint and acknowledge receipt of the reported violation or suspected violation. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

1.18.4 ACTING IN GOOD FAITH

A whistleblower complaint concerning a violation or potential violation of applicable securities laws or Firm fiduciary responsibilities must be made in good faith and the person reporting the violation/possible violation should have reasonable grounds for believing the information disclosed indicates a violation and is true. Allegations that prove not to be substantiated, are without basis for a reasonable belief of a violation or which prove to have been made maliciously or knowingly to be false may be viewed as a disciplinary matter resulting in sanctions or termination.

1.19 SANCTIONS FOR VIOLATION OF FIRM POLICIES AND PROCEDURES

Any persons who violate any of the Firm’s employee personal trading, insider trading, conflicts of interest or other Code of Ethics policy or procedures are disciplined by the Firm and subject to any of the following sanctions, among others not listed:

●	Cancellation of trades

●	Disgorgement of profits

●	Orders to sell positions, even at a loss

●	Fines

●	Termination of employment

●	Reporting to regulatory authorities to the extent required by law